Geoffrey S. Kay (214) 855-4158 gkay@jenkens.com	Jenkens & Gilchrist A PROFESSIONAL CORPORATION 1445 ROSS AVENUE SUITE 3200 DALLAS, TEXAS 75202 (214) 855-4500 FACSIMILE (214) 855-4300 www.jenkens.com	AUSTIN, TEXAS
(512) 499-3800

CHICAGO, ILLINOIS
(312) 425-3900

HOUSTON, TEXAS
(713) 951-3300

LOS ANGELES, CALIFORNIA
(310) 820-8800

NEW YORK, NEW YORK
(212) 704-6000

PASADENA, CALIFORNIA
(626) 578-7400

SAN ANTONIO, TEXAS
(210) 246-5000

WASHINGTON, D.C.
(202) 326-1500

February 9, 2005

VIA EDGAR and Federal Express
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:
Sunbelt Bancshares, Inc.
Form SB-2 filed on November 22, 2004
File No. 333-120681

Attention: Kathryn McHale

Ladies and Gentlemen:

        On behalf of our client, Sunbelt Bancshares, Inc. ("Company"), we are filing with the Securities and Exchange Commission ("Commission") by electronic transmission Amendment No. 2 to the above-referenced Form SB-2. The referenced amendment incorporates information in response to the comment letter, dated February 2, 2005, from the staff of the Commission. These comments are reproduced below in bold print. The responses of the Company, produced in regular print, follow the captions and comments set forth in the referenced comment letter.

General

1.
We note your response to our prior comment 5 and revisions made to various portions of your filing. However, your financial statements do not appear to disclose the existence of these limited guarantees nor describe the events or circumstances which would trigger the lending bank to pursue the individual organizers if the Bank does not open. Please revise your financial statement footnotes accordingly.

        The limited guarantees and the terms of the line of credit were not disclosed in the footnotes to the financial statements because the line of credit and limited guarantees did not exist at that time or at the time of the initial filing. Each of these items will be disclosed as appropriate in the Company's financial statements for future periods.

2.
We note your response to comment 11, however, many of your risk factor headings fail to state risks. Instead, the headings merely state factual circumstances. For example, you state in one heading: "Any delay in beginning banking operations will result in additional losses." This is a statement. The risk would be: "There may be a delay in beginning operations which will result in additional losses." Similarly, "We have no operating history upon which to base an estimate of our future financial performance" and "We expect to incur losses during our initial years of operations" are also merely statements and do not articulate the risk—Please revise all headings to reflect the risk posed to the investor.

        The risk factor headings have been revised to state the risks identified.

3.
We note the added text in this section. Please consider removing the first sentence in the last paragraph of this section because it detracts from the risk presented. In addition, consider changing the second sentence to "If the bank is unable to compete..., growth and profitability will be adversely affected" unless the doubt you have reflected exists.

        The risk factor has been revised to delete the first sentence in the last paragraph. Because the Bank will be a newly-established operating entity, the Bank believes that there is a risk that it will be able to grow as expected, in which case its profitability will be adversely affected. Accordingly, the Company believes that the statement of risk is justified.

4.
We note your response to comment 14. Please consider breaking out the various loan classes and reflecting the increased risks of construction and commercial lending compared to residential loans. In addition, please consider changing "may result" to "will result in greater credit risk" because, as detailed in the subsection, the risk will be greater.

        The risk factor has been revised to reflect that the lending strategies "will result in greater credit risk." The Company does not believe that it is appropriate to further segregate the lending categories to reflect risks associated with consumer loans for several reasons. First, based on the Bank's lending strategies, the Bank's consumer loans will represent only 5% of its loan portfolio. In addition, these loans are expected to be primarily home equity loans or home improvement loans, which would generally be secured loans, or personal loans to good customers. The Bank's consumer loan portfolio is not expected to include sub-prime or similar credits of the type that would generally be associated with heightened credit risk. Finally, consumer loans, like residential mortgage and construction loans, are expected to have balances substantially smaller and terms substantially shorter than commercial business, construction and real estate lending. Taken together, the Company does not expect the Bank's consumer loan portfolio will produce credit risks that are materially different than its residential mortgage or construction loan portfolio.

5.
We note the tabular presentation of incurred and budgeted organizational expenses as well as your revisions on page 25 relating to our prior comment 15. Please supplementally provide us a table or schedule detailing actual and budgeted contracted services to be provided by Bankmark & Financial Marketing Services. Please compare and contrast why you believe certain items are classified as offering expenses which will be capitalized as opposed to period expenses or costs and the supporting authoritative literature you relied upon.

        There exists no table or schedule that details actual and budgeted contracted services to be provided by Bankmark & Financial Marketing Services ("Bankmark"). Rather, the consulting agreement with Bankmark provides for a lump sum fee of $385,000 and identifies Bankmark's responsibilities under the agreement. We would note that although the consulting agreement provides for periodic payments, theses payment do not necessarily correspond to the timing of services being rendered under the agreement, but are designed to spread the payment obligation over the period during which services are being rendered.

        Because the agreement did not expressly allocate the consulting fee in accordance with the various services to be rendered by Bankmark under the agreement, the Company considered the nature of the services being to be performed by Bankmark, the expected time commitment associated with the various activities to be performed, Bankmark's experience on prior projects and management's experience to date and allocated the consulting fee based on the nature of the services performed.

        The Company classified the following activities to be conducted by Bankmark as activities incident to the organization of the Company and the Bank: (i) assisting the Company in the identification and selection of organizers for the Company and the Bank, (ii) providing guidance and support to the Company and the Bank in connection with the selection of correspondent banking relationships, project financing, technology, operations, site preparation and other matters incident to the organization of the Company and the Bank, (iii) assisting in the preparation of a pre-opening budget, (iv) providing guidance and support in the preparation and hiring of the management team of the Company and Bank and (v) advising the Company and the Bank on the proposed organizational structure of the Company and the Bank.

        The Company has classified the following activities to be conducted by Bankmark as activities incident to the offering of the Company's common stock: (i) assisting the Company in the development and implementation of its capital raising strategy; (ii) assisting the Company in the preparation of a data management system to facilitate and track the offering process, (iii) providing training to directors and executive officers for the purpose of optimizing the sale of the Company's stock, (iv) providing support in the management of capital raising events; and (v) monitoring and analyzing offering event performance. Although the scope of the activities related to the offering is less broad that those related to organizational activities, the offering activities demand a significantly greater and concentrated time commitment than the organizational activities. Furthermore, while Bankmark offers a broad range of organizational and offering related services, its primary area of expertise relates to the marketing and management of the stock offering process.

        Accordingly, while it is not possible to empirically account for the projected allocation, considering the nature of the services to be rendered by Bankmark under the agreement, the expected time commitment associated with the various activities to be performed, Bankmark's experience on prior projects and management's experience to date, the Company allocated 15% of the consulting fee to organizational activities and 85% of the consulting fee to offering activities. In accordance with SAB 5A, the costs related to the offering are specific incremental costs attributable to the proposed offering of securities and are properly deferred. Upon completion of the offering, the deferred offering costs will be charged against the gross proceeds of the offering.

        In addition, from a timing perspective, the organizational activities occur in the initial phases of the engagement while the offering activities occur thereafter. As of September 30, 2004, Bankmark had completed all of the organizational activities under the contract. Accordingly, based on the foregoing, the Company has allocated 15% of the consulting fee to organizational costs and has expensed such amount in the nine months ended September 30, 2004 and the year ended December 31, 2003. Since the amounts paid to Bankmark as of September 30, 2004 exceed the amounts attributable to organizational activities, the excess was recorded as deferred stock offering costs. All additional amounts paid to Bankmark will be treated as expenses of the offering. The Company believes that the proposed allocation is reasonable in light of Bankmark's experience, the Company's understanding of Bankmark's obligations under the consulting agreement and the Company's experience to date. Following the completion of the offering, the Company intends to discuss with Bankmark the amount of time actually expended by Bankmark on organizational activities as compared to offering activities and will make adjustments, as necessary, to reflect the nature of the consulting services rendered in connection with the preparation of financial statements for future periods.

Front Cover of Prospectus

6.
We note your response to our prior comment 17, however, it is not clear where your MD&A was revised to include a discussion of SFAS 123R when adopted in future periods. Therefore, we reissue our prior comment 17 and request that you please revise your MD&A accordingly.

        The section titled "Management's Discussion and Analysis of Financial Condition and Plan of Operations" has been revised to include a discussion of SFAS 123R.

Sunbelt Bancshares and Sunbelt Bank—page 3

7.
As a related matter, we note your response to our prior comment 17 with respect to adding disclosure of recently issued accounting pronouncements into the financial statements. GAAS address the need for the auditor to consider the adequacy of the disclosure of impending changes in accounting principles if (a) the financial statements have been prepared on the basis of accounting principles that were acceptable at the financial statement date but that will not be acceptable in the future and (b) the financial statements will be restated in the future as a result of the change. It would seem that recently issued accounting standards may constitute material matters and, therefore, disclosure in the financial statements should also be considered in situations where the change to the new accounting standard will be accounted for in financial statements of future periods, prospectively or with a cumulative catch-up adjustment. As such, please consider revising to include a footnote to your financial statements addressing the potential impact of SFAS 123R upon adoption.

        The potential impact of SFAS 123R was not included in the footnotes to the Company's financial statements because SFAS 123R had not yet been adopted by the Financial Accounting Standards Board as of the date of the financial statements or of the initial filing. However, the footnotes to the Company's financial statements have been revised to disclose the status of the FASB proposed statement on share-based compensation that existed at that time. SFAS 123R will be disclosed as appropriate in the Company's financial statements for future periods.

Warrants—page 6

8.
We note your response to our prior comment 33 in which you state that in the event the offering is not completed or the Bank does not open for business, you are not obligated to and do not intend to issue the warrants. Please revise to incorporate a statement to that effect into your footnote disclosure.

        The footnotes to the financial statements have been revised to disclose that the Company is not obligated, and does not intend, to issue warrants in the event that the offering is not completed or the Bank does not open for business.

Stock Options—page 6

9.
We note your response to our prior comment 34, however, your disclosure docs not seem to indicate the portion of the $216,000 incurred for consulting services that has been paid as of September 30, 2004. Therefore, we reissue our prior comment 34 and request that you please revise footnote 7 accordingly.

        Note 7 to the financial statements has been revised to disclose the portion of the $216,000 incurred for consulting services that has been paid as of September 30, 2004.

Risk Factors—general

10.
We note the opinion of Jenkens & Gilchrist, P.C. filed as exhibit 5.1 opines to the legality of the common stock issued. However, Jenkens & Gilchrist has given no opinion as to the enforceability of the warrants you intend to issue. Please provide the appropriate opinion with regard to the warrants.

        The legal opinion of Jenkens & Gilchrist, P.C. has been revised to include an opinion as to the enforceability of the warrants that the Company intends to issue.

11.
In the first paragraph of page 2, please delete assumption (ii). Jenkens & Gilchrist cannot assume the premise upon which they have been asked to opine.

        Assumption (ii) has been deleted from the opinion.

12.
In the first paragraph of page 2, assumption (iii) assumes the consideration for the shares exceeds the par value of the shares. Jenkens & Gilchrist is able to determine whether the consideration exceeds par value and can not rely on this assumption. Please delete the reference to par value.

        The reference to "par value" has been deleted.

Form of Sunbelt Bancshares, Inc. Organizer Warrant Agreement—Exhibit 10.3

Form of Sunbelt Bancshares, Inc. Shareholder Warrant Agreement—Exhibit 10.4

13.
Please explain why the warrant agreements have been filed as forms rather than fully executed agreements.

        The warrant agreements had been filed as forms because they had not been executed. The fully executed warrant agreements have been filed as exhibits to Amendment No. 2 to the Form SB-2.

14.
Please explain why the warrant agreements have been filed as part of Exhibit 10 rather than as part of Exhibit 4.

        The warrant agreements had been filed as part of Exhibit 10 because they are not instruments that define the rights of holders of equity or debt securities or of holders of long-term debt. Notwithstanding the foregoing, the Company has redesignated and filed the fully executed warrant agreements as Exhibits 4.3 and 4.4 to the Amendment No. 2 to Form SB-2.

        We trust that the following responses to the Commission's comments, as incorporated as necessary into the amended Form SB-2, adequately address the issues raised by the Commission. For your convenience, we have two blacklined copies of the revised Form SB-2. The blacklined copies indicate the revisions that have been made since the initial Form SB-2 was filed with the Commission. Please do not hesitate to contact us if you have any questions or comments regarding any of the matters described herein or if we may be of further assistance.

                      Sincerely,

                      /s/ Geoffrey S. Kay

                      Geoffrey S. Kay

cc:
Jerry Burnett
Todd Seib
Peter G. Weinstock, Esq. (firm)